UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number 333-189581

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION KEWAUNEE UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION KEWAUNEE UNION SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Benefits Committee

of Dominion Resources, Inc. and the Participants

of the Dominion Kewaunee Union Savings Plan

Richmond, Virginia.

We have audited the accompanying statements of net assets available for benefits of the Dominion Kewaunee Union Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2012, and (2) reportable transactions for the year ended December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia

June 27, 2013

DOMINION KEWAUNEE UNION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS:
Investments at Fair Value:
Participant-directed investments	$12,780,752	$9,801,340
Nonparticipant-directed investments	3,881,700	3,638,544

Total investments	16,662,452	13,439,884

Receivables:
Notes receivable from participants	154,608	184,097
Participant contributions	22,609	35,630
Employer contributions	15,385	11,576
Receivables for securities sold	96,199	124,868

Total receivables	288,801	356,171

Cash	—	68,302

Total assets	16,951,253	13,864,357

LIABILITIES:
Payables for securities purchased	96,505	193,279
Other liabilities	—	3,568

Total liabilities	96,505	196,847

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	16,854,748	13,667,510
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(33,218)	(31,885)

NET ASSETS AVAILABLE FOR BENEFITS	$16,821,530	$13,635,625

See notes to financial statements.

DOMINION KEWAUNEE UNION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2012

ADDITIONS:
Contributions:
Participant contributions	$1,725,260
Employer contributions	651,786

Total contributions	2,377,046

Investment Income:
Interest	12
Dividends	206,115
Net appreciation in fair value of investments	668,452
Income from Master Trust	361,662

Total investment income	1,236,241

Interest income on notes receivable from participants	8,852

Total additions	3,622,139

DEDUCTIONS:
Benefits paid to participants	400,299
Administrative expenses	6,026

Total deductions	406,325

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	3,215,814
TRANSFER OF PARTICIPANTS’ ASSETS FROM THE PLAN	(29,909)

NET INCREASE IN NET ASSETS	3,185,905
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	13,635,625

End of year	$16,821,530

See notes to financial statements.

DOMINION KEWAUNEE UNION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.	DESCRIPTION OF PLAN

The following description of the Dominion Kewaunee Union Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.	General—The Plan is a defined contribution plan covering union-eligible employees of Dominion Energy Kewaunee, Inc. (the Employer) represented by the International Union of Operating Engineers Local 310, who are 18 years of age or older, regular full-time or part-time employees and are scheduled to work at least 1,000 hours per year. Dominion Resources, Inc. (Dominion or the Company) is the designated Plan sponsor. The Plan administrator is Dominion Resources Services, Inc., a subsidiary of Dominion. The Bank of New York Mellon (BNY Mellon) served as the trustee of the Plan through December 31, 2012. Effective January 1, 2013, Northern Trust succeeded BNY Mellon as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

b.	Contributions—Participants may contribute not less than 1% and not more than 30% of their eligible earnings, all of which may be on a tax-deferred basis. Employee contributions are subject to certain Internal Revenue Code (IRC) limitations. The Employer may, at its discretion, contribute a supplemental contribution of 2% of eligible earnings per pay period in the form of Dominion stock. In addition, the Employer may, at its discretion, contribute base contributions in the form of Dominion stock with a fair market value of 1.7% of the participant’s base compensation per pay period. In 2012 and 2011, both supplemental and base Employer contributions were made.

c.	Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account includes the effect of the participant’s contributions and withdrawals, as applicable, and allocations of the Employer contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Individual participant accounts invested in the Dominion Stock Fund, the Common/Collective Trust Funds and the separately managed accounts within the Master Trust are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest, which are automatically reinvested within the funds. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

d.	Participants—Each employee is eligible to participate in the Plan and make employee contributions on an entirely voluntary basis. Participation by an employee becomes effective immediately upon enrollment in the Plan.

e.	Vesting—Participants become immediately vested in their own contributions and Employer contributions, and the earnings on those amounts.

f.	Investment Options

•

Participant Contributions—Upon enrollment in the Plan, a participant may direct his or her contributions in any option in 1% increments totaling to 100%. Changes in investment options may be made at any time and participant investment election changes become effective with the subsequent pay period. However, if the participant has not made investment directions at the time the contribution is made, the participant contributions will be automatically invested in the Target Retirement Trust corresponding with the participant’s age (assuming retirement at age 65). The Plan provides for employee contributions to be invested in the following:

•	Dominion Stock Fund(1)

•	Intermediate Bond Fund(2)

•	Interest in Master Trust(3):

Stable Value Fund

Large Cap Value Fund

Large Cap Growth Fund

Small Cap Value Fund

Small Cap Growth Fund

Real Estate Fund

•	Common/Collective Trusts(4):

S&P 500 Index Fund(5)

Extended Equity Market Index Fund(6)

Target Retirement Income Trust II(7)

Target Retirement 2015 Trust II(8)

Target Retirement 2020 Trust II(8)

Target Retirement 2025 Trust II(8)

Target Retirement 2030 Trust II(8)

Target Retirement 2035 Trust II(9)

Target Retirement 2040 Trust II(9)

Target Retirement 2045 Trust II(9)

Target Retirement 2050 Trust II(9)

Target Retirement 2055 Trust II(9)

•	Mutual Fund:

International Equity Fund(10)

(1)	The Fund invests primarily in Dominion common stock.
(2)	The Fund invests in PIMCO Funds which invest in fixed income securities including United States (U.S.) government and corporate debt securities, mortgage and other asset-backed securities, U.S. dollar and foreign currency-denominated securities of foreign issuers, and money market investments.
(3)	See Plan Interest in Master Trust in Note 5 for details about the related investment strategies.
(4)	The Common/Collective Trusts do not have any unfunded commitments, and do not have any applicable liquidation periods or defined terms/periods to be held. The Plan may generally sell assets from the Trusts to satisfy participant payment obligations (assets are redeemable daily) and may transfer assets from the Trusts to other investment options based on participant elections (overnight liquidity is generally available).
(5)	The Fund attempts to replicate the S&P 500 Index by investing in the stocks that make up the S&P 500 Index, holding each stock in approximately the same proportion as its weighting within the Index.
(6)	The Fund seeks to approximate the risk/return objectives of the Dow Jones U.S. Completion Total Stock Market Index, an Index designed to represent all U.S. Equity issues with readily available prices, excluding the components of the S&P 500 Index.
(7)	The Trust is designed for investors with an intermediate-term investment horizon (at least three to five years) who are seeking a high level of current income. Normal investment mix includes 5% short-term reserves, 65% bonds and 30% stocks.
(8)	These Trusts are designed for investors seeking to retire between 2013 and 2032 and to provide for a reasonable level of income and long-term growth of capital and income. Normal investment mix: 2015 Trust II—44% bonds and 56% stock; 2020 Trust II— 35% bonds and 65% stocks; 2025 Trust II—28% bonds and 72% stocks; and 2030 Trust II—20% bonds and 80% stocks.

(9)	These Trusts are designed for investors seeking to retire between 2033 and 2057, and who seek long-term growth of capital and income. Normal investment mix: 2035 Trust II—13% bonds and 87% stocks; and 2040 Trust II, 2045 Trust II, 2050 Trust II and 2055 Trust II—10% bonds and 90% stocks.
(10)	The Fund invests in a diverse group of strong, undervalued companies which the investment manager believes exhibit growing earnings based primarily in Europe and the Pacific Basin, ranging from small firms to large corporations.

•

Employer Contributions—Employer contributions are deposited in the Dominion Stock Fund and are designated as nonparticipant-directed investments. Participants may transfer 100% of the value of their nonparticipant-directed Dominion Stock Fund investments at any time. Upon transfer, such investments are considered participant-directed.

g.	Participant Loans—Participants are eligible to secure loans against their plan account. Participants are limited to one outstanding primary residence loan and one outstanding general purpose loan with maximum repayment periods of 20 years and 5 years, respectively. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

•	50% of the vested account balance, or

•	$50,000 (reduced by the maximum outstanding loan balance during the prior 12 months)

The loans are interest-bearing at the prime rate of interest plus 2%. The rate is determined at the beginning of each month if a change has occurred in the prime rate. However, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan through payroll deductions. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h.

Payment of Benefits—On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70  1/2. If the participant retires from the Company, he or she may elect to receive installment payments. There were no amounts payable to participants at December 31, 2012 or 2011.

i.	Flexible Dividend Options—Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

j.	Plan Changes—In May 2012, the Large Cap Value Fund’s underlying assets were transferred to the Master Trust. See Note 5 for further information on the Master Trust.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

b.	Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

c.	Risks and Uncertainties—The Plan utilizes various investment instruments, including the Dominion Stock Fund, common/collective trusts and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.

d.	Valuation of Investments—The Plan’s investments are stated at fair value. See Note 6 for further information on fair value measurements. Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully benefit-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s interest in the Master Trust includes a separately managed Stable Value Fund that is considered to be fully benefit-responsive. The Plan interest in the Master Trust is included at fair value in participant-directed investments in the statement of net assets available for benefits and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared using the contract value basis. See Note 5 for further information.

e.	Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

f.	Investment Income—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from common/collective trust fund holdings includes dividend income and realized and unrealized appreciation (depreciation).

Management fees and operating expenses charged to the Plan for investments in common/collective trust funds and mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

g.	Administrative Expenses—As permitted by law, the reasonable administrative costs of the Plan are paid from the Plan’s Trust. Dominion pays any administrative costs that are not charged to the Plan.

h.	Payment of Benefits—Distributions from the Plan are recorded when a participant’s valid withdrawal request is processed by the recordkeeper.

i.	Transfers—In addition to the Plan, Dominion also sponsors several other savings plans for employees of Dominion and certain of its subsidiaries which do not participate in this Plan. If participants change employment among Dominion and its covered subsidiaries during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2012, the Plan transferred $29,909 of participants’ assets to other plans.

j.	Excess Contributions Payable—The Plan is required to return to Plan participants any contributions received during the Plan year in excess of the IRC limits.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011 are as follows:

	2012	2011
Dominion Stock Fund:
Nonparticipant-directed—74,937 and 68,549 units, respectively	$3,881,700	$3,638,544
Interest in Stable Value Fund, 85,795 and 74,624 units, respectively	2,000,255	1,718,667
International Equity Fund, 31,397 and 28,603 shares, respectively	1,292,925	1,004,820
S&P 500 Index Fund, 89,984 and 60,706 units, respectively	1,216,844	707,659
Extended Equity Market Index Fund*, 53,208 units in 2012	1,141,346	—
Intermediate Bond Fund, 48,188 units in 2012, did not represent 5% or more of the Plan’s net assets in 2011	998,005	—
Wilshire 4500 Index Fund*, 44,616 units in 2011	—	810,973

*	In November 2012, the Wilshire 4500 Index Fund’s underlying assets were transferred to the Extended Equity Market Index Fund.

During the year ended December 31, 2012, the Plan’s investments excluding those held in the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Investments at Fair Value:
Dominion Stock Fund	$(97,394)
Intermediate Bond Fund(1)	3,860
Common/Collective Trust Funds:
Intermediate Bond Fund(2)	61,527
Large Cap Value Fund(3)	(15,809)
S&P 500 Index Fund	129,050
Wilshire 4500 Index Fund(4)	126,060
Extended Equity Market Index Fund(4)	28,632
Target Retirement Income Trust II	8,826
Target Retirement 2015 Trust II	31,413
Target Retirement 2020 Trust II	33,624
Target Retirement 2025 Trust II	27,949
Target Retirement 2030 Trust II	36,379
Target Retirement 2035 Trust II	33,429
Target Retirement 2040 Trust II	27,331
Target Retirement 2045 Trust II	35,460
Target Retirement 2050 Trust II	13,489
Target Retirement 2055 Trust II	7,298

584,658

Mutual Fund:
International Equity Fund	177,328

Net appreciation in fair value of investments	$668,452

(1)	In November 2012, the Intermediate Bond Fund’s underlying assets were transferred to a separate account. The amount disclosed reflects the appreciation in value of this Fund in 2012 subsequent to its transfer.
(2)	In November 2012, the Intermediate Bond Fund’s underlying assets were transferred to a separate account. The amount disclosed reflects the appreciation in value of this Fund in 2012 prior to its transfer.
(3)	In May 2012, the Large Cap Value Fund’s underlying assets were transferred to the Master Trust. The amount disclosed reflects the depreciation in value of this Fund in 2012 prior to its transfer.
(4)	In November 2012, the Wilshire 4500 Index Fund’s underlying assets were transferred to the Extended Equity Market Index Fund.

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about net assets and the significant components of changes in net assets relating to nonparticipant-directed investments as of December 31, 2012 and 2011, and for the year ended December 31, 2012, is as follows:

	December 31, 2012	December 31, 2011
Net assets—Dominion Stock Fund	$3,881,700	$3,638,544

Year Ended December 31, 2012
Changes in Net Assets:
Interest	$10
Dividends	140,984
Net depreciation in fair value of investments	(90,521)
Employer contributions	651,740
Benefits paid to participants	(39,919)
Participant transfers	(358,692)
Rollover distributions	(60,446)

Net change	243,156
Dominion Stock Fund—Beginning of year	3,638,544

Dominion Stock Fund—End of year	$3,881,700

5.	PLAN INTEREST IN MASTER TRUST

The Plan’s investments in the Stable Value Fund, the Large Cap Value Fund, the Large Cap Growth Fund, the Small Cap Value Fund, the Small Cap Growth Fund and the Real Estate Fund are held in a Master Trust separate account that was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. In May 2012, the Large Cap Value Fund’s underlying assets were transferred to the Master Trust. BNY Mellon held the assets of the Master Trust as of December 31, 2012.

Stable Value Fund—As of December 31, 2012 and 2011, the Plan’s interest in the net assets of the Fund was less than 1%. Investment income and administrative expenses relating to the Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The Fund invests primarily in cash equivalents and two types of synthetic GICs described below, which are stated at fair value and then adjusted to contract value. The fair value of synthetic GICs is based on the fair value of the underlying investments as determined by the issuer of the synthetic GICs based on quoted market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by BNY Mellon, the Fund’s investment manager, using an internal model. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

(1)	Fixed Maturity Synthetic Guaranteed Investment Contracts—General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the Fund and a benefit-responsive, book value wrap contract purchased for its portfolio. The wrap contract provides book value accounting for the asset, so that book value, benefit-responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetic GICs are held to maturity. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and the contract will have an interest crediting rate not less than 0%.

Variable synthetic GICs consist of an asset or collection of assets that are managed by a bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the Fund. The contract is benefit-responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

(2)	Constant Duration Synthetic Guaranteed Investment Contracts—Constant duration synthetic GICs consist of a portfolio of securities owned by the Fund and a benefit-responsive, book value wrap contract purchased for its portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, so that book value, benefit-responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and the contract will have an interest crediting rate of not less than 0%.

Certain Plan-initiated events, such as plan termination, bankruptcy and mergers, may limit the ability of the Plan to transact at contract value. In general, issuers may terminate the contracts and settle at other than contract value if the qualification status of the Plan changes, there is a breach of material obligations under the contract and misrepresentation by the contract holder, or the underlying portfolio fails to conform to the pre-established investment guidelines. The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

Average yields:

	2012	2011
Based on annualized earnings*	1.24%	1.62%
Based on interest rate credited to participants**	0.86%	1.03%

*	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
**	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The following tables present the value of the undivided investments and related investment income in the Stable Value Fund:

	December 31, 2012	December 31, 2011
GICs and Wrapper Contracts	$236,794,388	$253,776,059
Cash equivalents	393,212,218	405,745,435
Interest receivable	602,104	776,376
Receivables	—	504,262

Total at fair value	630,608,710	660,802,132
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(10,472,421)	(12,259,315)

Total at contract value	$620,136,289	$648,542,817

At December 31, 2012 and 2011, the Plan’s interest in the net assets at fair value of the Fund was $2,000,255 and $1,718,667, respectively.

Investment income for the Stable Value Fund was as follows:

Year Ended December 31, 2012
Interest	$8,896,953

The Plan’s interest in the investment income of the Fund was $24,057.

Large Cap Value Fund—In May 2012, the Large Cap Value Fund’s underlying assets were transferred to the Master Trust. As of December 31, 2012, the Plan’s interest in the net assets of the Fund was approximately 1%. The Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange (NYSE) on the last business day of the Plan year. The Fund invests in large-cap companies, defined by inclusion in the broader Russell 1000 Index, which the Fund manager believes are undervalued relative to other companies in the index. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly balances invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Large Cap Value Fund:

December 31, 2012
Corporate stocks	$44,547,996
Cash equivalents	623,909
Receivables	29,954

Total	$45,201,859

At December 31, 2012, the Plan’s interest in the net assets of the Fund was $568,584.

Investment income for the Large Cap Value Fund was as follows:

Year Ended December 31, 2012
Interest	$820
Dividends	1,117,355
Net investment appreciation	3,281,793

Total	$4,399,968

The Plan’s interest in the investment income of the Fund was $51,601.

Large Cap Growth Fund—As of December 31, 2012 and 2011, the Plan’s interest in the net assets of the Fund (formerly the RCM Fund) was approximately 1%. In November 2012, the Fund’s investment manager was changed from RCM Capital Management to JP Morgan Asset Management. The Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the NYSE on the last business day of the Plan year. The Fund invests in high-quality large-cap companies with proprietary products or services, productive research and development, and/or barriers to entry, and above-market earnings potential. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Large Cap Growth Fund:

	December 31, 2012	December 31, 2011
Corporate stocks	$72,324,383	$64,159,502
Cash equivalents	647,634	1,977,508
Receivables	92,188	76,986
Payables	—	(68,833)

Total	$73,064,205	$66,145,163

At December 31, 2012 and 2011, the Plan’s interest in the net assets of the Fund was $741,586 and $607,603, respectively.

Investment income for the Large Cap Growth Fund was as follows:

Year Ended December 31, 2012
Interest	$2,520
Dividends	1,206,995
Net investment appreciation	6,611,387

Total	$7,820,902

The Plan’s interest in the investment income of the Fund was $73,275.

Small Cap Value Fund—As of December 31, 2012 and 2011, the Plan’s interest in the net assets of the Fund was approximately 1%. The Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the NYSE on the last business day of the Plan year. The Fund invests in undervalued small-cap stocks in an effort to identify investments offering the potential of modest outperformance. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Small Cap Value Fund:

	December 31, 2012	December 31, 2011
Corporate stocks	$64,139,909	$59,000,585
Cash equivalents	1,133,163	1,167,225
Registered Investment Companies	—	301,687
Receivables	63,561	—
Payables	—	(76,119)

Total	$65,336,633	$60,393,378

At December 31, 2012 and 2011, the Plan’s interest in the net assets of the Fund was $658,563 and $533,989, respectively.

Investment income for the Small Cap Value Fund was as follows:

Year Ended December 31, 2012
Interest	$1,138
Dividends	1,568,649
Net investment appreciation	7,755,242

Total	$9,325,029

The Plan’s interest in the investment income of the Fund was $83,826.

Small Cap Growth Fund—As of December 31, 2012 and 2011, the Plan’s interest in the net assets of the Fund was approximately 1%. The Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the NYSE on the last business day of the Plan year. The Fund invests in small-cap growth companies by focusing on companies which the investment manager believes exhibit strong and sustainable earnings growth and improving fundamentals. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Small Cap Growth Fund:

	December 31, 2012	December 31, 2011
Corporate stocks	$71,400,010	$68,746,184
Cash equivalents	1,595,711	2,406,750
Payables	(852,692)	(417,267)

Total	$72,143,029	$70,735,667

At December 31, 2012 and 2011, the Plan’s interest in the net assets of the Fund was $546,195 and $485,892, respectively.

Investment income for the Small Cap Growth Fund was as follows:

Year Ended December 31, 2012
Interest	$1,917
Dividends	593,955
Net investment appreciation	5,501,650

Total	$6,097,522

The Plan’s interest in the investment income of the Fund was $36,658.

Real Estate Fund—As of December 31, 2012 and 2011, the Plan’s interest in the net assets of the Fund was approximately 1%. In November 2012, the Fund’s investment manager was changed from Morgan Stanley Investment Management to Urdang Securities Management, a BNY Mellon Company. The Fund invests primarily in equity securities of real estate business companies, which are stated at fair value based on the closing sales price reported on the NYSE on the last business day of the Plan year. The Fund employs a value-driven approach to invest in equity securities of companies that are in the U.S. real estate business. The focus is on real estate investment trusts (REITs), as well as real estate operating companies. The Fund is diversified among property types and geographic regions. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly balances invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Real Estate Fund:

	December 31, 2012	December 31, 2011
Corporate stocks	$63,187,735	$54,872,219
Cash equivalents	1,738,505	—
Receivables	246,490	69,952
Payables	—	(91,228)

Total	$65,172,730	$54,850,943

At December 31, 2012 and 2011, the Plan’s interest in the net assets of the Fund was $728,686 and $560,400, respectively.

Investment income for the Real Estate Fund was as follows:

Year Ended December 31, 2012
Dividends	$1,262,331
Net investment appreciation	7,661,984

Total	$8,924,315

The Plan’s interest in the investment income of the Fund was $92,245.

6.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. Fair values are based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid). The Plan applies fair value measurements to the Plan’s investments in accordance with the requirements described above.

Inputs and Assumptions

The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring the fair value of its investments. Fair value is based on actively-quoted market prices, if available. In the absence of actively-quoted market prices, the Plan seeks price information from external sources, including broker quotes. When evaluating pricing information provided by brokers, the Plan considers whether the broker is willing and able to trade at the quoted price, if the broker quotes are based on an active market or an inactive market and the extent to which brokers are utilizing a particular model if pricing is not readily available. If pricing information from external sources is not available, or if the Plan believes that observable pricing is not indicative of fair value, judgment is required to develop the estimates of fair value. In those cases, the Plan must estimate prices based on available historical and near-term future price information and certain statistical methods that reflect market assumptions.

The inputs and assumptions used in measuring fair value for investments include the following:

•	Quoted securities prices and indices

•	Securities trading information including volume and restrictions

•	Maturity

•	Interest rates

•	Credit quality

The Plan regularly evaluates and validates the inputs used to estimate fair value by a number of methods, including review and verification of models, as well as various market price verification procedures such as the use of multiple broker quotes to support the market price of the various investments in which the Plan transacts.

The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices, which represent the value of shares held by the Plan at year-end. Investment in the Dominion Stock Fund is stated at fair value, which has been determined by the custodian and based on the fair value of the underlying investments within the fund. The Dominion Stock Fund is a unitized fund specific to the Plan and other employee benefit plans of Dominion and its subsidiaries, and is made up of Dominion common stock and a money market fund. Common/Collective Trust Funds are stated at fair value as determined by the issuer of the Common/Collective Trust Funds based on the fair value of the underlying investments.

Levels

The Plan utilizes the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

a.	Level 1—Quoted prices (unadjusted) in active markets for identical assets that the Plan has the ability to access at the measurement date.

b.	Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset, including quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset, and inputs that are derived from observable market data by correlation or other means.

c.	Level 3—Unobservable inputs for the asset, including situations where there is little, if any, market activity for the asset.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In these cases, the lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset.

The wrapper contracts related to GICs in the Stable Value fund, held in the Master Trust, represent a Level 3 fair value measurement due to the use of significant unobservable inputs, including the models used to measure their fair value. The Level 3 amounts are not material, therefore additional Level 3 disclosures are not included in this report.

The Plan recognizes transfers among Level 1, Level 2 and Level 3 based on fair values as of the first day of the month in which the transfer occurs. Transfers out of Level 3 represent assets that were previously classified as Level 3 for which the inputs became observable for classification in either Level 1 or Level 2.

Recurring Fair Value Measurements

Fair value measurements are separately disclosed by level within the fair value hierarchy with a separate reconciliation of fair value measurements categorized as Level 3.

Plan Investments

The following table presents the Plan’s investments that are measured at fair value for each hierarchy level as of December 31, 2012 and 2011:

	2012				2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Dominion Stock Fund	$—	$4,580,651	$—	$4,580,651	$—	$4,010,596	$—	$4,010,596
Intermediate Bond Fund(1)	—	998,005	—	998,005	—	—	—	—
Common/Collective Trusts:
EB Temporary Investment Fund(2)	—	1,088	—	1,088	—	1,151	—	1,151
Intermediate Bond Fund(1)	—	—	—	—	—	657,526	—	657,526
Large Cap Value Fund(3)	—	—	—	—	—	470,394	—	470,394
S&P 500 Index Fund	—	1,216,844	—	1,216,844	—	707,659	—	707,659
Wilshire 4500 Index Fund(4)	—	—	—	—	—	810,973	—	810,973
Extended Equity Market Index Fund(4)	—	1,141,346	—	1,141,346	—	—	—	—
Target Retirement Trust II	—	2,187,724	—	2,187,724	—	1,870,214	—	1,870,214
Mutual Fund:
International Equity Fund	1,292,925	—	—	1,292,925	1,004,820	—	—	1,004,820

	$1,292,925	$10,125,658	$—	$11,418,583	$1,004,820	$8,528,513	$—	$9,533,333

(1)	In November 2012, the Intermediate Bond Fund’s underlying assets were transferred to a separate account.
(2)	The EB Temporary Investment Fund is a money market account used for temporary investment and is not an investment option for participants.
(3)	In May 2012, the Large Cap Value Fund’s underlying assets were transferred to the Master Trust.
(4)	In November 2012, the Wilshire 4500 Index Fund’s underlying assets were transferred to the Extended Equity Market Index Fund.

Investments Held in Master Trust

In 2012, the presentation related to the master trust funds was revised to provide transparency to the underlying investments of each fund and to present those investments within the applicable level of the fair value hierarchy in the table below. In the past, each fund was presented as one amount in one level of the investment hierarchy, more specifically, the Stable Value Fund was presented as Level 3 and the remaining funds were presented as Level 2. The 2011 presentation below has been conformed to the 2012 presentation.

The following table presents the investments held in the Master Trust for the Plan and other employee benefit plans of Dominion and its subsidiaries that are measured at fair value for each hierarchy level as of December 31, 2012 and 2011:

	2012				2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Master Trust(1):
Stable Value Fund:
Cash equivalents	$—	$393,196,724	$—	$393,196,724	$423,408	$405,745,435	$—	$406,168,843
GICs:
Fixed Maturity Synthetic GICs:
Bank of America Bond	1,831,511	—	—	1,831,511	14,114,123	—	—	14,114,123
J.P. Morgan Chase Bank Bond	865,432	—	—	865,432	7,324,242	—	—	7,324,242
Rabobank Bond	1,515,037	—	—	1,515,037	6,243,817	—	—	6,243,817
Constant Duration Synthetic GICs:
1-3 Year Credit Bond Index Fund	—	84,070,904	—	84,070,904	—	76,847,980	—	76,847,980
1-3 Year Gov’t Bond Index Fund	—	44,285,081	—	44,285,081	—	47,527,208	—	47,527,208
Asset-Backed Securities Index Fund	—	46,708,210	—	46,708,210	—	45,254,086	—	45,254,086
Commercial Mortgage-Backed Sec.	—	7,086,141	—	7,086,141	—	6,974,671	—	6,974,671
Mortgage-Backed Sec. Index Fund	—	50,983,144	—	50,983,144	—	50,229,057	—	50,229,057
Wrapper Contracts	—	—	66,526	66,526	—	—	118,105	118,105

Total Stable Value Fund	4,211,980	626,330,204	66,526	630,608,710	28,105,590	632,578,437	118,105	660,802,132

Large Cap Value Fund:(2)
Cash equivalents	29,954	623,909	—	653,863	—	—	—	—
Corporate stocks	44,547,996	—	—	44,547,996	—	—	—	—

Total Large Cap Value Fund	44,577,950	623,909	—	45,201,859	—	—	—	—

Large Cap Growth Fund:
Cash equivalents	92,188	647,634	—	739,822	8,153	1,977,508	—	1,985,661
Corporate stocks	72,324,383	—	—	72,324,383	64,159,502	—	—	64,159,502

Total Large Cap Growth Fund	72,416,571	647,634	—	73,064,205	64,167,655	1,977,508	—	66,145,163

Small Cap Value Fund:
Cash equivalents	63,561	1,133,163	—	1,196,724	—	1,091,106	—	1,091,106
Corporate stocks	64,139,909	—	—	64,139,909	59,000,585	—	—	59,000,585
Registered investment Cos.	—	—	—	—	301,687	—	—	301,687

Total Small Cap Value Fund	64,203,470	1,133,163	—	65,336,633	59,302,272	1,091,106	—	60,393,378

Small Cap Growth Fund:
Cash equivalents	—	743,019	—	743,019	—	1,989,483	—	1,989,483
Corporate stocks	71,400,010	—	—	71,400,010	68,746,184	—	—	68,746,184

Total Small Cap Growth Fund	71,400,010	743,019	—	72,143,029	68,746,184	1,989,483	—	70,735,667

Real Estate Fund:
Cash equivalents	246,490	1,738,505	—	1,984,995	—	—	—	—
Corporate stocks	63,187,735	—	—	63,187,735	54,850,943	—	—	54,850,943

Total Real Estate Fund	63,434,225	1,738,505	—	65,172,730	54,850,943	—	—	54,850,943

Total Master Trust	$320,244,206	$631,216,434	$66 526	$951,527,166	$275,172,644	$637,636,534	$118,105	$912,927,283

(1)	As discussed in Note 5, the Plan’s interest in the net assets of the Master Trust at December 31, 2012 and 2011 was as follows: Stable Value Fund (less than 1% for both periods), Large Cap Value Fund (1% for 2012), Large Cap Growth Fund (1% for both periods), Small Cap Value Fund (1% for both periods), Small Cap Growth Fund (1% for both periods) and Real Estate Fund (1% for both periods).
(2)	In May 2012, the Large Cap Value Fund’s underlying assets were transferred to the Master Trust.

7.	FEDERAL INCOME TAX STATUS

The Plan is a qualified employees’ profit sharing trust under Section 401(k) of the IRC and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pre-tax contributions allocated to the participant’s account until such time as the participant or the participant’s beneficiaries receive distributions from the Plan.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (IRS). The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

The Plan obtained its latest determination letter on July 14, 2011, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since applying for the determination letter; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2012, the Plan had an interest in the Master Trust and invested in shares of certain Common/Collective Trusts that were managed by BNY Mellon. At that date, BNY Mellon was the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment fund.

Effective January 1, 2013, Northern Trust succeeded BNY Mellon as the trustee of the Plan and Northern Trust Global Investments succeeded BNY Mellon as investment manager of certain Common/Collective Trusts.

At December 31, 2012 and 2011, the Plan’s investment in the Dominion Stock Fund included 88,430 and 75,558 shares, respectively, of common stock of Dominion, the Plan sponsor, with a cost basis of approximately $4 million and $3 million, respectively. During the year ended December 31, 2012, the Plan recorded dividend income related to Dominion common stock of approximately $180,000.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	December 31, 2012	December 31, 2011
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS:
Net assets available for benefits per the financial statements	$16,821,530	$13,635,625
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	33,218	31,885

Net assets available for benefits per the Form 5500, at fair value	$16,854,748	$13,667,510

Year Ended December 31, 2012
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS:
Net increase in net assets per the financial statements	$3,185,905
Net change in adjustment from contract value to fair value for fully benefit- responsive investment contracts	1,333

Net increase in net assets per the Form 5500	$3,187,238

10.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

11.	OTHER MATTER

In the fourth quarter of 2012, Dominion announced plans to close and decommission Kewaunee after the Company was unable to find a buyer for the nuclear facility. Kewaunee ceased power production in the second quarter of 2013 and commenced decommissioning activities.

Dominion expects that future commitments to the Plan will decrease significantly as a result of these events.

SUPPLEMENTAL SCHEDULES

DOMINION KEWAUNEE UNION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Dominion Resources, Inc.	Dominion Stock Fund	$4,023,279	$4,580,651

	Pacific Investment Management Co., LLC	Intermediate Bond Fund	993,892	998,005

		Common/Collective Trusts:
*	The Bank of New York Mellon	EB Temporary Investment Fund**	1,088	1,088
	Northern Trust Global Investments	S&P 500 Index Fund	1,060,544	1,216,844
	Northern Trust Global Investments	Extended Equity Market Index Fund	917,427	1,141,346
	The Vanguard Group, Inc.	Target Retirement Income Trust II	92,368	101,389
	The Vanguard Group, Inc.	Target Retirement 2015 Trust II	220,993	257,728
	The Vanguard Group, Inc.	Target Retirement 2020 Trust II	258,458	308,621
	The Vanguard Group, Inc.	Target Retirement 2025 Trust II	216,569	253,129
	The Vanguard Group, Inc.	Target Retirement 2030 Trust II	240,995	286,597
	The Vanguard Group, Inc.	Target Retirement 2035 Trust II	242,334	284,552
	The Vanguard Group, Inc.	Target Retirement 2040 Trust II	198,771	229,722
	The Vanguard Group, Inc.	Target Retirement 2045 Trust II	225,203	260,774
	The Vanguard Group, Inc.	Target Retirement 2050 Trust II	97,085	109,959
	The Vanguard Group, Inc.	Target Retirement 2055 Trust II	87,242	95,253

			3,859,077	4,547,002

		Mutual Fund:
	American EuroPacific Growth Fund	International Equity Fund	1,341,240	1,292,925

		Total investments excluding interest in Master Trust	10,217,488	11,418,583

		Loans to Participants (interest rate 5.25% and range of maturity dates —8/21/13 to 12/21/16)	154,608	154,608

		Total assets (held at end of year)	$10,372,096	$11,573,191

*	A party-in-interest as defined by ERISA. Effective January 1, 2013, Northern Trust succeeded BNY Mellon as the trustee of the Plan, therefore BNY Mellon ceased to be a party-in-interest as of that date.
**	The EB Temporary Investment Fund is a money market account used for temporary investment and is not an investment option for participants.

DOMINION KEWAUNEE UNION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2012

Single Transactions in Excess of Five Percent of Plan Assets:

There were no reportable transactions.

Series of Transactions in Excess of Five Percent of Plan Assets:

Shares/ Units	(a) Identity of Party Involved	(b) Descriptions of Asset (include interest rate and maturity in case of a loan)	Number of Transactions	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(i) Net Gain ( or (Loss)
36,179	*Dominion Stock Fund	Corporate Stock-Common	52	$1,884,172	$—	$—	$—
22,787	*Dominion Stock Fund	Corporate Stock-Common	93	—	1,189,002	1,006,676	182,326

*	A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION KEWAUNEE UNION SAVINGS PLAN (name of plan)

Date: June 27, 2013	/s/ Carter M. Reid
Carter M. Reid Chair, Dominion Resources Services, Inc. Administrative Benefits Committee